SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 19, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

AUDIT COMMITTEE CHARTER

Chapter I – PURPOSE

Article 1 - This Charter (“Charter”) provides for the duties and responsibilities, organization and operation of the Audit Committee (“Committee”) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”).

Article 2 - The Committee’s duties and responsibilities shall be performed in accordance with those established by the applicable legislation and the Company’s bylaws.

Article 3 - The Committee’s main purpose is to oversee the financial reporting process by ensuring the quality, transparency and integrity of the information disclosed. Accordingly, the Committee shall:

a.     Ensure that risk assessment, mapping and rating criteria, as well as risk management controls, are in place;

b.    Monitor the efficiency of the Company’s internal controls system;

c.     Evaluate the guidelines for hiring independent auditors, as well as the other terms and conditions for the services provided, and recommend hiring to the Board of Directors (“Board”);

d.    Monitor compliance with legal and regulatory financial reporting requirements;

e.     Monitor compliance with the Company’s Code of Ethics and Conduct regarding accounting, internal audit, internal controls and risk management matters; and

f.     Review, approve, and oversee the implementation of, Internal Audit’s work plan to ensure compliance with legislation, policies and control standards.

Chapter II – BASIC PRINCIPLES

Article 4 - The Committee shall report to the Board but exercise its duties in independent and autonomous manner, thus acting as an auxiliary consultative, advisory body, with no decision-making power or executive functions.

Article 5 - The Committee shall report its activities at the Board meetings in keeping with its goals.

Article 6 - The Committee shall make decisions by majority vote, without prejudice to any of its member’s ability to individually request information and examine the Company’s books, documents and papers.

Article 7 – A Committee member's position may not be transferred and shall be exercised by observing the duties of loyalty and diligence, as well as avoiding any conflicts which may affect the Company’s interests.

Article 8 - In the exercise of its duties, the Committee shall maintain work relations with the Company’s Officers, Head of Departments, Managers, Independent and Internal Auditors, and its members shall receive all the information that may be needed, in its entirety and in a reliable manner.

Article 9 - Each Committee Member shall have the skills, knowledge and understanding of the Committees’ responsibilities, as well as of the Company’s businesses, operations and risks, needed to perform his or her duties effectively.

Chapter III – AUTHORITY

Article 10 - Within the scope of its responsibilities, the Committee may:

a.     Perform the activities set forth herein;

b.    Ensure that the Company’s executives attend the Committee meetings;

c.     Have access to relevant information, as well as to employees and service providers whenever necessary, to clarify any situations within the Committee’s competence;

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d.    Work directly with Independent and Internal Auditors, and keep up-to-date with their respective projects;

e.     Review the reports prepared by Internal and Independent Auditors about matters that shall be submitted to the Board before they are presented to said body;

f.     Monitor the Accounting and Internal Audit departments’ activities, and propose to the Board of Executives Officers any measures it may deem applicable;

g.    Request that expert services be hired to support the Committee’s activities, at the Company’s cost, within the Committee’s annual budget; and

h.    Ensure that all incidents reported and complaints made by third-parties in connection with accounting, internal audit and internal control activities are submitted to the Company’s competent department and follow up on the ensuing investigations and resolutions.

Chapter IV – ORGANIZATION

COMMITTEE’S COMPOSITION

Article 11 - The Committee shall be comprised of three (3) members of the Board who meet the requirements of the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) for foreign issuers.

Article 12 - All Committee’s members shall:

a.   Comply with the independence requirements provided for in the applicable legislation, without prejudice to some exceptions that may be admitted;

b.   Be financially literate and have sufficient technical knowledge of accounting; and

c.   Have the minimum time availability of thirty (30) hours monthly.

Article 13 - The Board shall verify compliance with the independence requirements when appointing Committee members and periodically thereafter. Any exceptions permitted by law, individually or jointly, shall be disclosed in the applicable reports.

Article 14 - At least one of the Committee members, the Financial Expert of the Audit Committee (“Financial Expert”), shall also be proficient in the internationally accepted accounting standards and experienced in examining, preparing and evaluating financial statements; have knowledge of internal controls, risk management and policies for disclosing information to the market.

Paragraph 1 -  The Financial Expert shall be appointed by the Board.

Paragraph 2 - Should the Board choose not to appoint a financial expert, this decision shall be disclosed and explained in the applicable reports.

MANAGEMENT TERM AND VACANCY

Article 15 - Committee Members shall perform their duties as long as they sit on the Board of Directors, or until otherwise determined by the General Shareholders’ Meeting or the Board itself, and may be reelected.

Sole paragraph – The members of the Audit Committee may be replaced during their terms of office only in cases of:

I - death or resignation;

II - Non-attendance without cause at 3 consecutive meetings or 6 alternate meetings within a year;

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CHAIR

Article 16 - The Financial Expert, appointed by the Board, shall chair the Committee.

Article 17 - The Committee Chair shall:

a. Propose meeting agendas, in line with the annual work plan, to allow the Committee to achieve its goals;

b. Call and chair Committee meetings;

c. Facilitate the submission of Committee Members’ requests to the Company’s Management and Independent Auditors;

d. Comply and enforce compliance herewith;

e. Request the Board of Executive Officers to hire expert services when approved by the Committee; and

f.  Submit the Committee’s opinions and reports to the Board.

Sole paragraph – When he or she is absent or temporarily unable to perform his or her duties, the Chair shall appoint a Member to chair the Committee meetings.

EXECUTIVE SECRETARY

Article 18 - The Committee shall be assisted by one or more Executive Secretary(ies) acquainted with its duties and responsibilities and the applicable legislation.

Sole paragraph - The Executive Secretary(ies) shall be appointed by the Committee with the support of the Board of Executive Officers.

Article 19 - The Executive Secretary(ies) shall, either directly or by delegation:

a. Prepare and send out the notices for the Committee meetings;

b. Request from the Company’s Management any information and/or clarification deemed necessary to perform the Committee’s duties;

c. Call, on behalf of the Chair, the Company’s Independent Auditors, Executive Officers, head of Departments, employees and consultants and other possible attendees to the meetings;

d. Invite, on behalf of the Chair, the members of the Fiscal Council to take part in meetings;

e. Prepare and distribute all the documents related to meeting agendas;

f.  Draft the minutes of the Committee’s meetings, have them signed and send out copies thereof to the Company’s Board, Fiscal Council and CEO;

g. Maintain the annual schedule of Committee meetings up-to-date;

h. Take the administrative measures needed for the Committee meetings to be held and

i.  Prepare documents and presentations upon the Committee Chair’s request.

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Article 20 - All documents relating to the Committee shall be filed at the Company’s Governance Executive Department - PPS, which shall be responsible for their safekeeping.

Article 21 -  After preparing the agenda, the Executive Secretary(ies) shall request all the information and documents which the Committee will be examining and discussing and on which its resolutions will be based from the respective Company departments and/or other possible attendees of the meetings.

Sole paragraph – The aforementioned documents and information, to the fullest extent possible, shall be submitted to the Committee at least three (3) days prior to the respective meetings, except in urgent cases.

Chapter V – MEETINGS

CALL TO ORDER

Article 22 - The Committee Meetings shall be called to order when most Committee Members are in attendance.

VENUE

Article 23 - Committee meetings shall be held preferably at the Company’s headquarters.

Sole paragraph - On an exceptional basis, Committee Members may meet via teleconference, videoconference, e-mail or any other reliable means that enables them to express their will as long as it allows them to identify one another and communicate simultaneously with all other participants, without prejudice to the need to sign the minutes afterwards. Committee meetings in which most Members participate through electronic means shall be deemed to have taken place at the Company’s headquarters.

PERIODICITY

Article 24 - The Committee shall meet regularly twice a month and extraordinarily whenever necessary.

CALL NOTICE

Article 25 - Regular meetings shall be held according to the annual schedule prepared by the Committee. Special meetings shall be called at the Committee Chair’s request by any means of communication that allows the Committee Members to be duly notified.

Article 26 - Committee meetings shall be deemed to be regular when attended by all Members, regardless of call formalities.

FREQUENCY

Article 27 - All Committee Members shall be encouraged to attend all meetings. Attendance shall be facilitated to ensure meetings run smoothly, in compliance with the best corporate governance practices.

AGENDA

Article 28 - The meeting agenda shall be proposed by the Committee Chair, based on the annual work plan.

Sole paragraph - The Chair shall include in the agenda items or issues proposed by the other Committee Members or the Board provided that such items and issues are within the Committee’s competence.

MEETING MINUTES AND RESOLUTIONS

Article 29 - Minutes containing the date; location; names of Committee Members in attendance, speaker(s) and/or invitee(s); issues presented and discussed; resolved and unresolved issues shall be drafted for each meeting.

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Paragraph 1 – Resolutions shall be approved by majority vote of the attendees. In the event of a tie, the Chair shall cast the deciding vote.

Paragraph 2 - The dissenting Member shall express his or her dissenting opinion in the meeting minutes.

Paragraph 3 - The minutes shall be signed by all Members.

Paragraph 4 – Members absent at the meeting shall be made aware of the contents of the respective minutes, which he or she shall sign to acknowledge that he or she is aware of the issues addressed and resolutions approved at the meeting. Such signature shall not imply that the Member agrees with the resolutions contained in the meetings.

Paragraph 5 - Specific excerpts containing the issues addressed at the meeting shall be taken from the minutes and signed by the Company’s representatives who raised such issues.

Chapter VI – DUTIES AND RESPONSIBILITIES

Within the scope of its competence, the Committee shall have the following duties and responsibilities.

RISK MANAGEMENT AND INTERNAL CONTROLS

Article 30 - Regarding risk management, the Committee shall have the responsibilities and competences assigned by the Institutional Corporate Risk Management Policy.

Article 31 - Concerning internal controls, the Committee shall:

I – Gain an understanding of the environment, processes and internal control systems implemented by the Board of Executive Officers to approve transactions, as well as the system to record and process data material to the Company’s business.

II - Monitor the controls implemented by the Board of Executive Officers to ensure that the financial statements come from the corresponding systems, comply with the legal, regulatory and bylaw requirements and rules, and are properly reviewed by the Board of Executive Officers.

III - Analyze the information provided by the Board of Executive Officers concerning the efficiency of the internal controls, as well as examine whether the recommendations made by the Internal Auditors and Independent Auditors have been properly implemented by the Board of Executive Officers.

IV – Monitor the controls implemented by the Board of Executive Officers to ensure the physical and logical security of the electronic information systems, as well as the contingency plans to process the information relevant to the Company’s business, in the event of a system failure or for protection against fraud or improper use of Company equipment.

FINANCIAL STATEMENTS

Article 32 – Concerning the financial statements, the Committee will:

I - Monitor financial reporting, in compliance with the applicable legislation and the best corporate governance practices.

II - Review the periodical financial statements and announcements to the market related thereto before disclosure.

III - Review relevant accounting issues, including recent professional and regulatory pronouncements, as well as gain an understanding of their impacts on the financial statements.

IV - Recommend changes to improve the materiality, integrity, quality and timeliness of the financial statements.

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V - Meet with the Chief Financial Officer and Investor Relations Officer and/or the designated persons, as well as with the Independent Auditors, to review the financial statements, the main accounting policies and judgments and the Independent Auditors’ reports.

VI - Ensure that significant adjustments, pending differences and disagreements with the Board of Executive Officers with regard to accounting practices and policies are discussed with the Independent Auditors.

VII - Analyze the other sections of the annual management reports, including the 20-F Form, before they are published/filed.

VIII - Monitor the Accounting Department’s activities, resources and organizational structure to ensure it works properly and has the adequate material resources.

COMPLIANCE WITH LAWS AND REGULATIONS

Article 33 - To verify compliance with the laws and regulations applicable to the matters relevant to its competence, the Committee shall:

I - Review the effectiveness of the supervisory system concerning the compliance with laws and regulations, as well as the results of internal investigations about possible irregularities.

II - Obtain regular updates from the Board of Executive Officers and Company lawyers about issues that may significantly impact the financial statements or compliance policies;

III - Make sure that regulatory issues relevant to the Company’s industry have been considered in preparing the financial statements and of the annual management reports, including the 20-F Form.

IV - Review the results of any compliance inspections by regulatory authorities, as well as the Board of Executive Officers’ replies.

INDEPENDENT AUDIT

Article 34 - Regarding Independent Auditors, the Committee shall:

I - Approve the bidding requirements for hiring Independent Auditors, mainly with respect to auditors’ professional qualifications to ensure they include the background and experience of the partner responsible for the audit team, the independence requirement and any possible conflicts of interest;

II – Evaluate Independent Auditors’ performance on a continuous basis;

III - Express its opinion on the possibility of hiring non-audit services from the independent audit firm in effect or any companies related thereto;

IV - Examine the scope of the audit work plan proposed by the Independent Auditors and review it in the current year in light of the Company’s ongoing circumstances, regulatory requirements and changes, among other measures.

V - Discuss the Independent Auditors’ work plan and gain an understanding of risk assessment proposals;

VI - Discuss with the Independent Auditors any problems found within the normal course of an audit, including any restrictions on the scope of the audit or access to information;

VII - Ensure the relevant discoveries, recommendations from independent auditors and replies suggested by the Board of Executive Officers are received, discussed and appropriately implemented;

VIII - Discuss with the independent auditors the adequacy of the accounting policies applied to the Company’s financial statements to determine whether they are considered aggressive, balanced or conservative;

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IX - Meet separately with the Independent Auditors to discuss matters the Committee or the Independent Auditors may deem necessary;

X - Ensure the Independent Auditors have access to the Committee whenever requested.

XI - Ensure the Company has proper policies in place should it decide to hire professionals from an Independent Audit firm for senior management positions.

INTERNAL AUDIT

Article 35 - Regarding Internal Audit, the Committee shall:

I - Review the Internal Audit department’s activities, resources and organizational structure to ensure it works properly and has the adequate material resources.

II - Ensure that the relevant recommendations made by Internal Auditors and the replies suggested by the Board of Executive Officers are received, discussed and implemented properly.

III - Review and approve Internal Audit’s Work Plan for the subsequent fiscal year based on risk management processes and compliance with the rules and controls in place, thus making sure it is in keeping with the work of the Independent Auditors.

IV - Discuss with the Internal Auditors the result of recent inspections conducted by the regulatory bodies.

V – Assess and monitor jointly with Management and the Internal Auditors whether the Company’s related-party transactions are suitable and reasoned.

REPORTING TO THE BOARD OF DIRECTORS

Article 36 – Concerning the Board of Directors, the Committee shall:

I - Keep the Board of Directors the up-to-date on the Committee’s activities, particularly with regard to issues that may cause a significant impact on the Company’s financial condition or business;

II - Prepare Detailed and Summary Reports of its activities, as well as any other reports required by law and/or requested by the Board;

III - Express an opinion on all periodical financial statements and on the annual reports, pursuant to the applicable legislation;

IV - Provide the Board with information regarding the Independent Auditors’ independence and

V - Recommend that the Board:

(a) Hire Independent Auditors; and

(b) Dismiss the incumbent Independent Auditors with justification.

PERFORMANCE EVALUATION

Article 37 - Regarding its performance evaluation, the Committee shall:

I - Evaluate its performance on a regular basis and share the evaluation with the Board, and

II - Assess compliance with the duties set out in the Charter and report the findings to the Board.

CHARTER

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Article 38 – Concerning its Charter, the Committee shall:

I - Ensure the Charter is approved by the Board and

II - Revise the Charter whenever needed and submit it to the Board for approval.

Chapter VII – COMPENSATION AND BUDGET

Article 39 - The Committee Members’ compensation shall be different from that of the other Board Members since they have greater responsibility and dedicate more time to the Company.

Article 40 - The Committee’s annual budget shall be approved by the Board of Directors.

Sole paragraph -  The Board of Executive Officers shall immediately provide the funds to the Committee  up to the limit of the approved budget.

This is the fourth restatement of Audit Committee Charter. It was approved at the 823th Meeting of the Board of Directors, held on April 14,2016.

All provisions to the contrary contained in the Audit Committee Charter approved at the 713th Meeting of the Board of Directors, held on February 11, 2010, are hereby repealed.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 19, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.